1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

June 14, 2022

Raymond A. Be

Attorney-Adviser

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Conversus StepStone Private Venture and Growth Fund

Filing No: 333-263765; 811-23786

Dear Mr. Be:

We are writing in response to comments you provided telephonically to Jessica Lees on May 26, 2022 and accounting comments provided telephonically to Jessica Lees by David Manion on May 17, 2022 with respect to Pre-Effective Amendment No. 1 to the registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 1 to the Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”), filed on May 6, 2022 on behalf of Conversus StepStone Private Venture and Growth Fund (the “Fund”), a closed-end management investment company. The Fund has considered these comments and has authorized us to make the responses set out below on its behalf.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested. Concurrently with this letter, the Fund is filing Pre-Effective Amendment No. 2 to its Registration Statement under the 1933 Act and Amendment No. 2 to its Registration Statement under the 1940 Act, which reflects the disclosure changes discussed below. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

A.	GENERAL

Comment 1. Please include the following language in the discussion of the Fund’s share repurchase procedures: “In no case will the Fund make full payment of all consideration offered in the repurchase offer later than sixty-five (65) days after the last day that Shares may be tendered pursuant to the repurchase offer.”

Response 1. The disclosure has been revised accordingly.

Comment 2. We note that portions of the filing, including the Fund’s financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment or on exhibits added in any amendments.

Response 2. We respectfully acknowledge your comment and hereby confirm that any incomplete portions of the Registration Statement will be completed and updated in a future filing.

B.	ACCOUNTING COMMENTS

Comment 3. Please confirm that the Fund’s seed financials will be included in subsequent filings.

Response 3. We confirm that the Fund’s seed financials will be included in a future filing.

Comment 4. Please supplementally explain why no estimate has been included for the incentive fee in the fee table.

Response 4. Instruction 7.a. of Item 3.1 of Form N-2 specifies that, in the case of a performance fee arrangement, the base fee should be assumed for purposes of the fee table. Zero, which is the base incentive fee, has been included in the fee table, and, accordingly, no estimate has been included.

Comment 5. Please include an estimate of organizational and offering expenses, as well as the expected accounting treatment for these costs, in the fee table (e.g., footnote 6) or otherwise add a cross reference in the fee table to where the information has been added to another part of the Prospectus. For example, please consider adding the disclosure to the “Fund Expenses” section of the Prospectus.

Response 5. The disclosure has been revised accordingly.

Comment 6. Please supplementally confirm whether organizational and offering costs are excluded from the expense limitation. Please consider clarifying the description of the expense limitation accordingly.

Response 6. We confirm that organizational and offering costs may be included as “ordinary operating expenses” covered by the Fund’s Expense Limitation and Reimbursement Agreement. Given the current language included within the Fund’s fee table and the discussion of organizational and offering costs included consistent with Comment 5 above, we respectfully decline to make further changes to this disclosure.

Comment 7. On page 16 of the Prospectus, please delete the following language: “, and the expenses you would pay in Year 1 would be $94.40, $94.40, $69.92 and $49.92 for Class T, Class S, Class D and Class I, respectively.”

Response 7. The disclosure has been revised accordingly.

Comment 8. Please define “CFO” as used in the third paragraph of page 40 of the Prospectus or otherwise update to use the relevant defined term.

Response 8. The disclosure has been revised accordingly.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz

3